UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2015

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three months ended March 31, 2015.

1.	Quarterly Report of Textainer Group Holdings Limited for the Three Months Ended March 31, 2015.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended March 31, 2015

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent, that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2015 (our “2014 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors” included in our 2014 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information — Risk Factors” included in our 2014 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” included in our 2014 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2014 Form 20-F.

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months Ended March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2015		2014
Revenues:
Lease rental income		$129,246		$120,654
Management fees		4,017		4,401
Trading container sales proceeds		4,832		6,840
Gains on sale of containers, net		1,056		3,527

Total revenues		139,151		135,422

Operating expenses:
Direct container expense		9,204		12,282
Cost of trading containers sold		4,692		7,075
Depreciation expense and container impairment		46,969		40,415
Amortization expense		1,167		953
General and administrative expense		7,220		6,699
Short-term incentive compensation expense		719		695
Long-term incentive compensation expense		1,671		1,558
Bad debt expense, net		1,426		1,405

Total operating expenses		73,068		71,082

Income from operations		66,083		64,340

Other (expense) income:
Interest expense		(19,395)		(22,189)
Interest income		39		30
Realized losses on interest rate swaps, collars and caps, net		(2,866)		(2,022)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(6,001)		516
Other, net		—		(7)

Net other expense		(28,223)		(23,672)

Income before income tax and noncontrolling interests		37,860		40,668
Income tax (expense) benefit		(1,484)		20,305

Net income		36,376		60,973
Less: Net income attributable to the noncontrolling interests	(1,071)		(1,324)

Net income attributable to Textainer Group Holdings Limited common shareholders	$35,305		$59,649

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.62		$1.05
Diluted	$0.62		$1.05
Weighted average shares outstanding (in thousands):
Basic	56,980		56,648
Diluted	57,173		57,030
Other comprehensive income:
Foreign currency translation adjustments		(115)		31

Comprehensive income		36,261		61,004
Comprehensive income attributable to the noncontrolling interests		(1,071)		(1,324)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$35,190		$59,680

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2015 and December 31, 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$100,830	$107,067
Accounts receivable, net of allowance for doubtful accounts of $13,515 and $12,139 at 2015 and 2014, respectively	92,678	91,866
Net investment in direct financing and sales-type leases	90,916	89,003
Trading containers	5,693	6,673
Containers held for sale	26,192	25,213
Prepaid expenses and other current assets	17,667	17,593
Deferred taxes	2,088	2,100

Total current assets	336,064	339,515
Restricted cash	50,777	60,310
Containers, net of accumulated depreciation of $706,827 and $685,667 at 2015 and 2014, respectively	3,739,825	3,629,882
Net investment in direct financing and sales-type leases	280,247	280,002
Fixed assets, net of accumulated depreciation of $9,281 and $9,139 at 2015 and 2014, respectively	1,333	1,385
Intangible assets, net of accumulated amortization of $32,135 and $30,968 at 2015 and 2014, respectively	23,823	24,991
Interest rate swaps, collars and caps	38	1,568
Other assets	21,315	21,324

Total assets	$4,453,422	$4,358,977

Liabilities and Equity
Current liabilities:
Accounts payable	$6,870	$5,652
Accrued expenses	8,146	11,935
Container contracts payable	84,596	63,323
Other liabilities	311	317
Due to owners, net	9,356	11,003
Term loan	31,600	31,600
Bonds payable	59,966	59,959

Total current liabilities	200,845	183,789
Revolving credit facilities	910,238	944,790
Secured debt facilities	1,135,600	1,017,100
Term loan	434,200	444,100
Bonds payable	483,433	498,428
Interest rate swaps, collars and caps	6,690	2,219
Income tax payable	7,293	7,696
Deferred taxes	6,733	5,675
Other liabilities	2,742	2,815

Total liabilities	3,187,774	3,106,612

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,983,324 and 56,863,094 at 2015 and 2014, respectively	565	565
Additional paid-in capital	380,267	378,316
Accumulated other comprehensive income	(158)	(43)
Retained earnings	822,231	813,707

Total Textainer Group Holdings Limited shareholders’ equity	1,202,905	1,192,545
Noncontrolling interests	62,743	59,820

Total equity	1,265,648	1,252,365

Total liabilities and equity	$4,453,422	$4,358,977

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended
	March 31,
	2015	2014
Cash flows from operating activities:
Net income	$36,376	$60,973

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	46,969	40,415
Bad debt expense, net	1,426	1,405
Unrealized losses (gains) on interest rate swaps, collars and caps, net	6,001	(516)
Amortization of debt issuance costs and accretion of bond discount	2,226	2,951
Amortization of intangible assets	1,167	953
Gains on sale of containers, net	(1,056)	(3,527)
Share-based compensation expense	1,806	1,826
Changes in operating assets and liabilities	(5,942)	(26,905)

Total adjustments	52,597	16,602

Net cash provided by operating activities	88,973	77,575

Cash flows from investing activities:
Purchase of containers and fixed assets	(189,531)	(180,412)
Proceeds from sale of containers and fixed assets	29,110	31,180
Receipt of payments on direct financing and sales-type leases, net of income earned	22,753	16,218

Net cash used in investing activities	(137,668)	(133,014)

Cash flows from financing activities:
Proceeds from revolving credit facilities	76,411	68,840
Principal payments on revolving credit facilities	(110,963)	(58,582)
Proceeds from secured debt facilities	120,000	90,000
Principal payments on secured debt facilities	(1,500)	(18,000)
Principal payments on term loan	(9,900)	—
Principal payments on bonds payable	(15,058)	(40,398)
Decrease in restricted cash	9,533	6,545
Debt issuance costs	(1,166)	—
Issuance of common shares upon exercise of share options	62	601
Excess tax benefit from share-based compensation awards	83	1,070
Capital contributions from noncontrolling interests	1,851	2,250
Dividends paid	(26,780)	(26,626)

Net cash provided by financing activities	42,573	25,700

Effect of exchange rate changes	(115)	31

Net decrease in cash and cash equivalents	(6,237)	(29,708)
Cash and cash equivalents, beginning of the year	107,067	120,223

Cash and cash equivalents, end of period	$100,830	$90,515

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended
	March 31,
	2015	2014
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized losses on interest rate swaps and caps, net	$20,003	$22,322
Net income taxes paid	$21	$666
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$21,273	$33,884
Containers placed in direct financing and sales-type leases	$24,812	$37,835
Intangible assets relinquished for container purchases	$—	$57

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 8 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on March 13, 2015.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of March 31, 2015, and the Company’s condensed consolidated results of operations and condensed consolidated cash flows for the three months ended March 31, 2015 and 2014. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2015.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”) and whether the accounting guidance requires consolidation. All significant intercompany accounts and balances have been eliminated in consolidation.

The Company has determined whether it has a controlling interest in a VIE by considering whether its involvement with the VIE is significant and whether it is the primary beneficiary based on the following:

•	The power to direct the activities of the VIE that most significantly impact the entity’s economic performance;

•	The aggregate indirect and direct variable interests held by the Company have the obligation to absorb losses or the right to receive benefits from the entity that could be significant to the VIE; and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

•	Qualitative and quantitative factors regarding the nature, size, and form of the Company’s involvement with the VIE.

Voting interest entities in which the Company has a controlling financial interest and its VIE in which the Company is the primary beneficiary are consolidated into the Company’s financial statements. The Company’s consolidated VIE is TW Container Leasing, Ltd. (“TW”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company), and Wells Fargo Container Corp (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. The purpose of TW is to lease containers to lessees under direct financing leases. The book values of TW’s direct financing and sales-type leases and related debt as of March 31, 2015 and December 31, 2014 are disclosed in Note 5 “Direct Financing and Sales-type Leases” and Note 7 “Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 9 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

The changes in the carrying amount of intangible assets during the three months ended March 31, 2015 are as follows:

Balance as of December 31, 2014	$24,990
Amortization expense	(1,167)

Balance as of March 31, 2015	$23,823

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a schedule, by year, of future amortization of intangible assets as of March 31, 2015:

Twelve months ending March 31:
2016	$4,680
2017	4,528
2018	4,295
2019	4,152
2020 and thereafter	6,168

Total future amortization of intangible assets	$23,823

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of three to five years, but can vary from one to eight years, and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. The Company estimates the useful lives of its non-refrigerated containers other than open top and flat rack containers, refrigerated containers, tank containers and open top and flat rack containers to be 13, 12, 20 and 14 years, respectively. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company recorded an impairment during the three months ended March 31, 2015 of $288 as a part of depreciation expense and container impairment for containers that were economically unrecoverable from lessees in default. There was no impairment during the three months ended March 31, 2014 for containers that were economically unrecoverable from lessees in default.

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in an adjustment to income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

revenues as earned on a daily basis over the related terms of its leases. The Company has not recognized revenue and related expense for customers who are billed at the end of their lease terms under the DPP. Based on past history, there is uncertainty as to the collectability of these amounts from lessees who are billed at the end of their lease terms because the amounts due under the DPP are typically re-negotiated at the end of the lease terms or the lease terms are extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt in prepaid expenses and other current assets and other assets in the condensed consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the general terms of the related debt and the amortization is recorded in the condensed consolidated statements of comprehensive income as interest expense. Debt issuance costs of $1,322 and $58 were capitalized during the three months ended March 31, 2015 and 2014, respectively. For the three months ended March 31, 2015 and 2014, amortization of debt issuance costs of $1,858 and $2,878, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off. For the three months ended March 31, 2015, interest expense included $298 of write-offs of unamortized debt issuance costs related to the amendment of the Company’s wholly-owned subsidiary, Textainer Marine Containers IV Limited’s (“TMCL IV”) (a Bermuda company), secured debt facility. No unamortized debt issuance costs were written-off during the three months ended March 31, 2014.

(j)	Foreign Currency Transactions

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months ended March 31, 2015 and 2014, $2,791 (or 30.3%) and $3,623 (or 29.5%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three months ended March 31, 2015 and 2014, the Company’s direct container expenses were paid in up to 17 different foreign currencies, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

(k)	Concentrations

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for lease rental income from one major lessee that amounted to 10.6% and 10.0% of the Company’s lease rental income for the three months ended March 31, 2015 and 2014, respectively, no other single lessee made up greater than 10% of the Company’s lease rental income for those periods. The same customer accounted for 8.2% and 9.3% of the Company’s gross accounts receivable as of March 31, 2015 and December 31, 2014, respectively.

(l)	Derivative Instruments

The Company has entered into various interest rate swap, collar and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under interest rate swap agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive income.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

(m)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of comprehensive income as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton option-pricing model as a method to determine the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(n)	Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(o)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Share options for the three months ended March 31, 2015 and 2014 of 630,304 and 223,866, respectively, were excluded from the computation of diluted EPS because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

Share amounts in thousands
	Three Months Ended
	March 31,
	2015	2014
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$35,305	$59,649
Denominator:
Weighted average common shares outstanding - basic	56,980	56,648
Dilutive share options and restricted share units	193	382

Weighted average common shares outstanding - diluted	57,173	57,030

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.62	$1.05
Diluted	$0.62	$1.05

(p)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
March 31, 2015
Assets
Interest rate swaps, collars and caps	$—	$38	$—

Total	$—	$38	$—

Liabilities
Interest rate swaps, collars and caps	$—	$6,690	$—

Total	$—	$6,690	$—

December 31, 2014
Assets
Interest rate swaps, collars and caps	$—	$1,568	$—

Total	$—	$1,568	$—

Liabilities
Interest rate swaps, collars and caps	$—	$2,219	$—

Total	$—	$2,219	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of March 31, 2015 and December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	(Level 1)	(Level 2)	(Level 3)
March 31, 2015
Assets
Containers held for sale (1)	$—	$11,880	$—

Total	$—	$11,880	$—

December 31, 2014
Assets
Containers held for sale (1)	$—	$10,606	$—

Total	$—	$10,606	$—

(1)	Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments during the three months ended March 31, 2015 and 2014 of $2,882 and $1,636, respectively, as a part of depreciation expense and container impairment to write down the value of containers held for sale to their estimated fair value less cost to sell.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company measures the fair value of its $1,948,604 notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $38 and $6,690, respectively, as of March 31, 2015 and a fair value asset and liability of $1,568 and $2,219, respectively, as of December 31, 2014. The credit valuation adjustment was determined to be $63 and $102 (both of which were additions to the net liabilities) as of March 31, 2015 and December 31, 2014, respectively. The change in fair value for the three months ended March 31, 2015 and 2014 of ($6,001) and $516, respectively, was recorded in the condensed consolidated statements of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

The Company calculates the fair value of its financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At March 31, 2015 and December 31, 2014, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $355,612 and $354,443 at March 31, 2015 and December 31, 2014, respectively, compared to book values of $371,163 and $369,005 at March 31, 2015 and December 31, 2014, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $3,062,787 and $2,998,220 at March 31, 2015 and December 31, 2014, respectively, compared to book values of $3,055,037 and $2,995,977 at March 31, 2015 and December 31, 2014, respectively.

(q)	Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios and dispositions of used equipment. The guidance is effective for interim and annual periods beginning after December 15, 2016, with early application prohibited. The Company does not expect the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(3)	Container Purchases

In January 2014, the Company concluded a purchase of approximately 24,146 containers that it had been managing for an institutional investor, including related net investment in direct financing and sales-type leases, for total purchase consideration of $34,649 (consisting of cash of $34,592 and elimination of the Company’s intangible asset for the management rights relinquished of $57). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$32,374
Net investment in direct financing and sales-type leases	2,275

$34,649

(4)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days. There were no amounts due from affiliates at March 31, 2015 and December 31, 2014.

Management fees, including acquisition fees and sales commissions for the three months ended March 31, 2015 and 2014 were as follows:

	Three Months Ended
	March 31,
	2015	2014
Fees from affiliated owner	$968	$930
Fees from unaffiliated owners	2,598	2,677

Fees from owners	3,566	3,607
Other fees	451	794

Total management fees	$4,017	$4,401

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at March 31, 2015 and December 31, 2014 consisted of the following:

	March 31,	December 31,
	2015	2014
Affiliated owner	$883	$897
Unaffiliated owners	8,473	10,106

Total due to owners, net	$9,356	$11,003

(5)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 176,369 and 174,271 containers under direct financing and sales-type leases as of March 31, 2015 and December 31, 2014, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the condensed consolidated balance sheets as of March 31, 2015 and December 31, 2014 were as follows:

	March 31, 2015	December 31, 2014
Future minimum lease payments receivable	$422,768	$422,451
Residual value of containers	8,443	8,650
Less unearned income	(60,048)	(62,096)

Net investment in direct financing and sales-type leases	$371,163	$369,005

Amounts due within one year	$90,916	$89,003
Amounts due beyond one year	280,247	280,002

Net investment in direct financing and sales-type leases	$371,163	$369,005

The carrying value of TW’s net investment in direct financing and sales-type leases was $175,362 and $160,182 at March 31, 2015 and December 31, 2014, respectively.

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of March 31, 2015, the aging would be as follows:

1-30 days past due	$12,078
31-60 days past due	1,270
61-90 days past due	441
Greater than 90 days past due	26,890

Total past due	40,679
Current	382,089

Total future minumum lease payments	$422,768

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the three months ended March 31, 2015 are as follows:

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

Balance as of December 31, 2014	$1,143
Additions charged to expense	513
Write-offs	—

Balance as of March 31, 2015	$1,656

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of March 31, 2015:

Twelve months ending March 31:
2016	$113,855
2017	100,538
2018	87,038
2019	48,188
2020 and thereafter	73,149

Total future minimum lease payments receivable	$422,768

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $6,750 and $5,956 for the three months ended March 31, 2015 and 2014, respectively.

(6)	Income Taxes

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014, the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit during the three months ended March 31, 2014 of $22,707 for the re-measurement of its unrecognized tax benefits for the impacted years.

The Company’s effective income tax rates were 3.92% and -49.93% for the three months ended March 31, 2015 and 2014, respectively. Excluding the discrete benefit recognized for the re-measurement of unrecognized tax benefits related to the completion of the IRS examination, the Company’s effective income tax rate was 5.91% for the three months ended March 31, 2014.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(7)	Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments

The following represents the Company’s debt obligations as of March 31, 2015 and December 31, 2014:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	March 31, 2015	December 31, 2014
TMCL II Secured Debt Facility, weighted average variable interest at 1.87% and 1.86% at March 31, 2015 and December 31, 2014, respectively	$932,100	$852,100
TMCL IV Secured Debt Facility, weighted average variable interest at 2.13% and 2.42% at March 31, 2015 and December 31, 2014, respectively	203,500	165,000
TL Revolving Credit Facility, weighted average variable interest at 1.76% and 1.73% at March 31, 2015 and December 31, 2014, respectively	635,000	684,500
TW Revolving Credit Facility, weighted average variable interest at 2.17% and 2.16% at March 31, 2015 and December 31, 2014, respectively	147,738	134,290
TAP Funding Revolving Credit Facility, weighted average variable interest at 1.92% and 1.91% at March 31, 2015 and December 31, 2014, respectively	127,500	126,000
TL Term Loan, weighted average variable interest rate at 1.78% and 1.76% at March 31, 2015 and December 31, 2014, respectively	465,800	475,700
2013-1 Bonds, fixed interest at 3.90%	254,651	262,109
2014-1 Bonds, fixed interest at 3.27%	288,748	296,278

Total debt obligations	$3,055,037	$2,995,977

Amount due within one year	$91,566	$91,559

Amounts due beyond one year	$2,963,471	$2,904,418

Secured Debt Facilities

TMCL II— In May 2012, Textainer Marine Containers II Limited (“TMCL II”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, entered into a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, was LIBOR plus 1.95% during the revolving period prior to its Conversion Date (May 7, 2015). The TMCL II Secured Debt Facility would partially amortize over a five year period and then mature if it was not renewed by its Conversion Date. There was also a commitment fee of 0.50% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which was payable in arrears.

On September 15, 2014, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to September 15, 2017 and lowered the interest rate to one-month LIBOR plus 1.70%, payable in arrears, during the revolving period prior to the Conversion Date. If the TMCL II Secured Debt Facility is not renewed by the Conversion Date, it will partially amortize over a four-year period and then mature. The amendment also lowered the commitment fee to 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. The amendment also replaced the borrowing capacity of one of the TMCL II Secured Debt Facility lenders with the commitment allocated to five existing lenders.

TMCL IV— In August 2013, TMCL IV entered into a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000 and requires principal

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, was LIBOR plus 2.25% from its inception until its Conversion Date (August 5, 2015). There was also a commitment fee, which was payable monthly in arrears, of 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Credit Facility were less than 50% of the total commitment and a designated bank’s commitment was more than $150,000; otherwise, the commitment fee was 0.50%.

On February 4, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which extended the Conversion Date to February 2, 2018, lowered the interest rate to LIBOR plus 1.95%, payable monthly in arrears, during the revolving period prior to the Conversion Date. The amendment also lowered the commitment fee, which is payable monthly in arrears, to 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Debt Facility are less than 50% of the total commitment; otherwise, the commitment fee is 0.40%. The amendment also replaced the borrowing capacity of one of the TMCL IV Secured Debt Facility lenders with the commitment allocated to two new lenders and, accordingly, the Company wrote-off $298 of unamortized debt issuance costs in February 2015.

Under the terms of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL II and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures. The total obligations under the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility are secured by a pledge of TMCL II and TMCL IV’s assets, respectively. As of March 31, 2015, TMCL II and TMCL IV’s total assets amounted to $1,237,969 and $301,908, respectively.

Revolving Credit Facilities

TL— TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”) with an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility). The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility at March 31, 2015 was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of March 31, 2015 and December 31, 2014.

The TL Revolving Credit Facility is secured by a segregated pool of the Company’s containers and under the terms of the TL Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and an amount determined by a formula based on the Company’s net book value of containers and outstanding debt.

TGH acts as an unconditional guarantor of the TL Revolving Credit Facility. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable monthly in arrears.

TW— TW has a credit agreement, dated as of October 1, 2012, with Wells Fargo Bank N.A. as the lender, which provides for a revolving credit facility with an aggregate commitment amount of up to $250,000 (the “TW Revolving Credit Facility”). The TW Revolving Credit Facility provided for payments of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility was based on one-month LIBOR plus 2.375%. On August 4, 2014, the TW Revolving Credit Facility was amended and its term was extended to September 19, 2014. On September 19, 2014, the TW Revolving Credit Facility was amended again to extend its revolving term to September 18, 2016 and lower its interest rate to one-month LIBOR plus 2.0%. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, September 18, 2026.

The TW Revolving Credit Facility is secured by a pledge of TW’s total assets and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TW’s net book value of containers, restricted cash and direct financing leases. TW’s total assets amounted to $183,815 as of March 31, 2015.

TAP Funding— TAP Funding Ltd. (“TAP Funding”) (a Bermuda company), a subsidiary in which TL owns 50.1% of TAP Funding’s common shares, has a credit agreement, dated as of April 26, 2013, that provided for a revolving credit facility with an aggregate commitment amount of up to $170,000 (the “TAP Funding Revolving Credit Facility”) prior to its amendment on December 23, 2014. The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, was one-month LIBOR plus 2.00% beginning on its inception date, as amended, through its maturity date, April 26, 2016. There was a commitment fee of 0.65% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which was payable monthly in arrears. TAP Funding was required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeded TAP Funding’s borrowing base. The aggregate loan principal balance was due on the maturity date, April 26, 2016.

On December 23, 2014, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the aggregate commitment amount to $150,000, extended the maturity date to December 23, 2018 and lowered the interest rate to one-month LIBOR plus 1.75%, payable monthly in arrears. The amendment also lowered the commitment fee to 0.55% (if the aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if the aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable in arrears.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing leases. TAP Funding’s total assets amounted to $205,624 as of March 31, 2015.

Term Loan

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on either the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal to 1.58% of the initial principal balance and one final installment payable on the Maturity Date (April 30, 2019). Interest payments are payable in arrears on the last day of each interest period, not to exceed three months.

The TL Term Loan is secured by a segregated pool of the Company’s containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the outstanding debt and a formula based on the Company’s net book value of containers. TGH acts as an unconditional guarantor of the TL Term Loan.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

Bonds Payable

In September 2013, Textainer Marine Containers III Limited (“TMCL III”) (a Bermuda company), one of the Company’s wholly-owned subsidiaries, issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at March 31, 2015 and under the 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The target final payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively.

In October 2014, TMCL III issued $301,400 aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2014-1 Bonds were issued at 99.9% of par value, resulting in a discount of $102 which is being accreted to interest expense using the interest rate method over a 10 year term. The $301,400 in 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at March 31, 2015 and under the 10-year amortization schedule, $30,140 in 2014-1 Bond principal will amortize per year. Under the terms of the 2014-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2014-1 Bonds prior to November 20, 2016. The interest rate for the outstanding principal balance of the 2014-1 Bonds is fixed at 3.27% per annum. The target final payment date and legal final payment date are October 20, 2024 and October 20, 2039, respectively.

Under the terms of the 2013-1 Bonds and the 2014-1 Bonds, the total outstanding principal may not exceed the Asset Base, which is calculated by a formula based on TMCL III’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in the bond indenture. The total obligations under the 2013-1 Bonds and the 2014-1 Bonds are secured by a pledge of TMCL III’s assets. As of March 31, 2015, TMCL III’s total assets amounted to $730,303.

Restrictive Covenants

The Company’s secured debt facilities, revolving credit facilities, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds have restrictive covenants, including limitations on certain liens, indebtedness and investments. The TL Revolving Credit Facility and the TL Term Loan have certain restrictive financial covenants on TGH and TL’s leverage and interest coverage. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds have restrictive covenants on TGH’s leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TMCL II, TMCL IV, TW, TAP Funding and TMCL III’s overall Asset Base minimums, respectively. The TW Revolving Credit Facility also has restrictive covenants limiting TW’s finance lease default ratio and debt service coverage ratio. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds also have restrictive covenants regarding certain earnings ratios and the average age of the container fleets of TMCL II, TMCL IV, TAP Funding and TMCL III, respectively. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

Facility and the 2013-1 Bonds and the 2014-1 Bonds also have restrictive covenants on TMCL II, TMCL IV and TMCL III’s ability to incur other obligations and distribute earnings. TGH and its subsidiaries were in full compliance with these restrictive covenants at March 31, 2015.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of March 31, 2015:

	Twelve months ending March 31,						Available borrowing, as limited by the	Available Borrowing
	2016	2017	2018	2019	2020 and thereafter	Total Borrowing	Borrowing Base
TMCL II Secured Debt Facility	$—	$—	$46,605	$93,210	$792,285	$932,100	$6,891	$938,991
TMCL IV Secured Debt Facility	—	—	203,500	—	—	203,500	28,934	232,434
TL Revolving Credit Facility	—	—	635,000	—	—	635,000	65,000	700,000
TW Revolving Credit Facility	—	—	—	—	147,738	147,738	2,504	150,242
TAP Funding Revolving Credit Facility	—	—	—	127,500	—	127,500	25,362	152,862
TL Term Loan	31,600	31,600	31,600	31,600	339,400	465,800	—	465,800
2013-1 Bonds (1)	30,090	30,090	30,090	30,090	135,405	255,765	—	255,765
2014-1 Bonds (2)	30,140	30,140	30,140	30,140	168,282	288,842	—	288,842

Total	$91,830	$91,830	$976,935	$312,540	$1,583,110	$3,056,245	$128,691	$3,184,936

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $1,114.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $94.

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a four-year partially amortizing note payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

Derivative Instruments

The Company has entered into several interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of March 31, 2015:

Notional
Derivative instruments	amount
Interest rate cap contract with a bank with a fixed rate of 5.63% per annum, amortizing notional amount, with a termination date of November 16, 2015	$2,260
Interest rate cap contracts with several banks with fixed rates between 3.15% and 3.18% per annum, nonamortizing notional amounts, with termination dates through March 20, 2016	671,000
Interest rate collar contracts with a bank which cap rates between 1.30% and 2.18% per annum, and sets floors for rates between 0.8% and 1.68% per annum, with termination dates through March 15, 2023	79,311
Interest rate swap contracts with several banks, with fixed rates between 0.41% and 1.99% per annum, amortizing notional amounts, with termination dates through July 15, 2023	1,196,033

Total notional amount as of March 31, 2015	$1,948,604

The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $38 and $6,690 as of March 31, 2015, respectively, and a fair value asset and a fair value liability of $1,568 and $2,219 as of December 31, 2014, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at March 31, 2015. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(8)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three months ended March 31, 2015 and 2014, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of comprehensive income:

	Container	Container	Container
Three Months Ended March 31, 2015	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$128,823	$423	$—	$—	$—	$129,246
Management fees from external customers	79	3,270	668	—	—	4,017
Inter-segment management fees	—	12,851	2,006	—	(14,857)	—
Trading container sales proceeds	—	—	4,832	—	—	4,832
Gains on sale of containers, net	1,056	—	—	—	—	1,056

Total revenue	$129,958	$16,544	$7,506	$—	$(14,857)	$139,151

Depreciation expense and container impairment	$48,230	$192	$—	$—	$(1,453)	$46,969

Interest expense	$19,395	$—	$—	$—	$—	$19,395

Unrealized losses on interest rate swaps, collars and caps, net	$(6,001)	$—	$—	$—	$—	$(6,001)

Segment income (losses) before taxes and noncontrolling interests	$30,329	$7,407	$1,843	$(915)	$(804)	$37,860

Total assets	$4,433,110	$97,462	$6,739	$5,039	$(88,928)	$4,453,422

Purchases of long-lived assets	$210,664	$140	$—	$—	$—	$210,804

	Container	Container	Container
Three Months Ended March 31, 2014	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$120,221	$433	$—	$—	$—	$120,654
Management fees from external customers	86	3,660	655	—	—	4,401
Inter-segment management fees	—	11,905	2,417		(14,322)	—
Trading container sales proceeds	—	—	6,840	—	—	6,840
Gains on sale of containers, net	3,527	—	—	—	—	3,527

Total revenue	$123,834	$15,998	$9,912	$—	$(14,322)	$135,422

Depreciation expense and container impairment	$41,614	$235	$—	$—	$(1,434)	$40,415

Interest expense	$22,189	$—	$—	$—	$—	$22,189

Unrealized gains on interest rate swaps, collars and caps, net	$516	$—	$—	$—	$—	$516

Segment income (losses) before taxes and noncontrolling interests	$33,165	$7,689	$2,135	$(1,058)	$(1,263)	$40,668

Total assets	$3,956,495	$105,018	$14,705	$5,663	$(85,616)	$3,996,265

Purchases of long-lived assets	$213,996	$300	$—	$—	$—	$214,296

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

March 31, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(9)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Revolving Credit Facility, 2013-1 Bonds and 2014-1 Bonds. The total balance of these restricted cash accounts was $50,777 and $60,310 as of March 31, 2015 and December 31, 2014, respectively.

(b)	Container Commitments

At March 31, 2015, the Company had placed orders with manufacturers for containers to be delivered subsequent to March 31, 2015 in the total amount of $34,545.

(10)	Subsequent Events

Dividend

On April 29, 2015, TGH’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on TGH’s issued and outstanding common shares, payable on May 27, 2015 to shareholders of record as of May 15, 2015.

Derivative Instruments

During April 2015, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.18% per annum, in non-amortizing notional amount of $50,000 and a term from April 15, 2015 to April 15, 2016.

During April 2015, the Company entered into an interest rate collar contract with a bank, which caps one-month LIBOR at 1.33% per annum and sets a floor for one-month LIBOR at 0.83% per annum, in initial amortizing notional amount of $9,017 and a term from May 28, 2015 to June 15, 2020.

During May 2015, the Company entered into an interest rate collar contract with a bank, which caps one-month LIBOR at 1.77% per annum and sets a floor for one-month LIBOR at 1.27% per annum, in initial amortizing notional amount of $22,249 and a term from May 6, 2015 to June 15, 2023.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2015 (our “2015 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information — Risk Factors” included in our 2014 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

We are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of approximately 2.2 million containers, representing more than 3.2 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 shipping lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, consistent investment, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 29 years.

We have provided an average of more than 257,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 84,000 containers per year for the last five years to more than 1,400 customers.

We provide our services worldwide via an international network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in 47.9% of our issued and outstanding common shares.

We operate our business in three core segments:

•	Container Ownership. As of March 31, 2015, we owned containers accounting for approximately 79% of our fleet.

•	Container Management. As of March 31, 2015, we managed containers on behalf of 14 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of March 31, 2015, managed containers accounted for approximately 21% of our fleet.

•	Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of March 31, 2015:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,407,967	652,712	3,060,679	2,154,166	584,204	2,738,370
Refrigerated	105,051	12,199	117,250	427,231	48,926	476,157
Other specialized	56,242	9,991	66,233	86,541	17,032	103,573

Total fleet	2,569,260	674,902	3,244,162	2,667,938	650,162	3,318,100

Percent of total fleet	79.2%	20.8%	100.0%	80.4%	19.6%	100.0%

Our fleet as of March 31, 2015, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	74.0%
Master leases	14.6%
Direct financing and sales-type leases	9.1%
Spot leases	2.3%

Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three months ended March 31, 2015 and 2014:

	Three months ended
	March 31,
	2015	2014
Utilization	97.6%	94.4%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense and container impairment, interest expense, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	the creditworthiness of our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information — Risk Factors” included in our 2014 Form 20-F.

Results of Operations

Comparison of the Three months Ended March 31, 2015 and 2014

The following table summarizes our total revenues for the three months ended March 31, 2015 and 2014 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2015 and 2014
	March 31,
	2015	2014
	(Dollars in thousands)
Lease rental income	$129,246	$120,654	7.1%
Management fees	4,017	4,401	(8.7%)
Trading container sales proceeds	4,832	6,840	(29.4%)
Gain on sale of containers, net	1,056	3,527	(70.1%)

Total revenues	$139,151	$135,422	2.8%

Lease rental income for the three months ended March 31, 2015 increased $8,592 (7.1%) compared to the three months ended March 31, 2014 primarily due to a 7.7% increase in our owned fleet size and a 3.1 percentage point increase in utilization for our owned fleet, partially offset by a 3.5% decrease in average per diem rental rates.

Management fees for the three months ended March 31, 2015 decreased $384 (-8.7%) compared to the three months ended March 31, 2014 due to a $202 decrease resulting from a 5.5% decrease in the size of the managed fleet primarily due to our January and July 2014 acquisitions of approximately 37,700 TEU of containers that we previously managed, a $129 decrease due to lower fleet net operating income, a $40 decrease in sales commissions and a $13 decrease in acquisition fees due to fewer managed container purchases.

Trading container sales proceeds for the three months ended March 31, 2015 decreased $2,008 (-29.4%) compared to the three months ended March 31, 2014 due to a $1,786 decrease resulting from a 26.1% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $222 decrease due to a decrease in average sales proceeds per container.

Gain on sale of containers, net for the three months ended March 31, 2015 decreased $2,471 (-70.1%) compared to the three months ended March 31, 2014 due to a $2,632 decrease resulting from a decrease in average sales proceeds of $116 per unit and a $136 decrease resulting from a decrease in average net gains on sales-type leases of $411 per unit, partially offset by a $274 increase due to a 8.3% increase in the number of containers sold and a $23 increase resulting from 428 containers placed on sales-type leases for the three months ended March 31, 2015 compared to 330 containers placed on sales-type leases for the three months ended March 31, 2014.

The following table summarizes our total operating expenses for the three months ended March 31, 2015 and 2014 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2015 and 2014
	March 31,
	2015	2014
	(Dollars in thousands)
Direct container expense	$9,204	$12,282	(25.1%)
Cost of trading containers sold	4,692	7,075	(33.7%)
Depreciation expense and container impairment	46,969	40,415	16.2%
Amortization expense	1,167	953	22.5%
General and administrative expense	7,220	6,699	7.8%
Short-term incentive compensation expense	719	695	3.5%
Long-term incentive compensation expense	1,671	1,558	7.3%
Bad debt expense, net	1,426	1,405	1.5%

Total operating expenses	$73,068	$71,082	2.8%

Direct container expense for the three months ended March 31, 2015 decreased $3,078 (-25.1%) compared to the three months ended March 31, 2014 primarily due to an increase in utilization for our owned fleet, partially offset by an increase in the size of our owned fleet and included a $2,542 decrease in storage expense, a $148 decrease in maintenance expense and a $113 decrease in Damage Protection Plan (“DPP”) repair expense.

Cost of trading containers sold for the three months ended March 31, 2015 decreased $2,383 (-33.7%) compared to the three months ended March 31, 2014 due to a $1,848 decrease resulting from a 26.1% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $535 decrease due to a 10.2% decrease in the average cost per unit of containers sold.

Depreciation expense and container impairment for the three months ended March 31, 2015 increased $6,554 (16.2%) compared to the three months ended March 31, 2014 due to $5,020 increase resulting from an increase in the size of our owned fleet, an increase in impairments of $1,246 to write down the value of containers held for sale to their estimated fair value less cost to sell and an impairment for the three months ended March 31, 2015 of $288 for containers that were economically unrecoverable from lessees in default.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense increased $214 (22.5%) for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.

General and administrative expense increased $521 (7.8%) for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 primarily due to a $373 increase in compensation costs, a $195 increase in travel costs and a $111 increase in information technology costs, partially offset by a $155 decrease in professional fees.

Long-term incentive compensation expense for the three months ended March 31, 2015 increased $113 (7.3%) compared to the three months ended March 31, 2014 primarily due to additional share options and restricted share units that were granted under our 2007 Share Incentive Plan (“2007 Plan”) in November 2014.

The following table summarizes other (expense) income for the three months ended March 31, 2015 and 2014 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2014 and 2013
	March 31,
	2015	2014
	(Dollars in thousands)
Interest expense	$(19,395)	$(22,189)	(12.6%)
Interest income	39	30	30.0%
Realized losses on interest rate swaps, collars and caps, net	(2,866)	(2,022)	41.7%
Unrealized (losses) gains on interest rate swaps, collars and caps, net	(6,001)	516	(1263.0%)
Other, net	—	(7)	(100.0%)

Net other expense	$(28,223)	$(23,672)	19.2%

Interest expense decreased $2,794 (-12.6%) for the three months ended March 31, 2015 compared to the three months ended March 31, 2014. Interest expense for the three months ended March 31, 2015 included the write-off of unamortized debt issuance costs of $298 related to the amendment of Textainer Marine Containers IV Limited’s (“TMCL IV”) secured debt facility. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 was due to a $5,848 decrease resulting from a decrease in average interest rates of 0.77 percentage points, partially offset by a $2,756 increase resulting from an increase in average debt balances of $333,759.

Realized losses on interest rate swaps and caps, net increased $844 (41.7%) for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 due to a $1,493 increase resulting from an increase in average interest rate swap notional amounts of $534,595, partially offset by a $649 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.21 percentage points.

Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net gain of $516 for the three months ended March 31, 2014 to a net loss of $6,001 for the three months ended March 31, 2015 primarily due to an increase in long-term interest rates during the three months ended March 31, 2014 compared to a decrease in long-term interest rates during the three months ended March 31, 2015. Under the majority of our interest rate swap agreements, we make interest payments based on fixed interest rates and receive payments based on the applicable prevailing variable interest rate. As long-term interest rates increased during the three months ended March 31, 2014 the current market rate on interest rate swap agreements with similar terms increased relative to our existing interest rate swap agreements, which resulted in the unrealized gains on interest rate swaps, collars and caps, net during the three months ended March 31, 2014. As long-term interest rates decreased during the three months ended March 31, 2015 the current market rate on interest rate swap agreements with similar terms decreased relative to our existing interest rate swap agreements, which resulted in the unrealized losses on interest rate swaps, collars and caps, net during the three months ended March 31, 2015.

The following table summarizes income tax expense and net income attributable to the noncontrolling interests for the three months ended March 31, 2015 and 2013 and the percentage changes between those periods:

	Three Months Ended		% Change Between 2015 and 2014
	March 31,
	2015	2014
	(Dollars in thousands)
Income tax expense (benefit)	$1,484	$(20,305)	(107.3%)
Net income attributable to the noncontrolling interests	$1,071	$1,324	(19.1%)

Income tax expense (benefit) changed from an income tax benefit of $20,305 for the three months ended March 31, 2014 to an income tax expense of $1,484 for the three months ended March 31, 2015. In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014 the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit of $22,707 during the three months ended March 31, 2014 for the re-measurement of its unrecognized tax benefits for the impacted years. The remaining change in income tax expense (benefit) for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 was due to a $752 decrease resulting from a lower effective tax rate excluding the re-measurement of unrecognized tax benefits and a $166 decrease resulting from a lower level of income before tax and noncontrolling interests.

Net income attributable to the noncontrolling interests represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Limited’s (“TAP Funding”) net income for the period. TW is a joint venture between Textainer Limited (“TL”), TGH’s wholly-owned subsidiary, and Wells Fargo Container Corp. (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. TAP Funding is a joint venture between TL and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. Net income attributable to the noncontrolling interests decreased $253 (-19.1%) for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 due to a decrease in TW’s net income, partially offset by an increase in TAP Funding’s net income.

Segment Information:

The following table summarizes our income before taxes and noncontrolling interests attributable to each of our business segments for the three months ended March 31, 2015 and 2014 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change Between 2015 and 2014
	March 31,
	2015	2014
	(Dollars in thousands)
Container Ownership	$30,329	$33,165	(8.6%)
Container Management	7,407	7,689	(3.7%)
Container Resale	1,843	2,135	(13.7%)
Other	(915)	(1,058)	(13.5%)
Eliminations	(804)	(1,263)	(36.3%)

Income before income tax and noncontrolling interests	$37,860	$40,668	(6.9%)

Income before income taxes and noncontrolling interests attributable to the Container Ownership segment for the three months ended March 31, 2015 decreased $2,836 (-8.6%) compared to the three months ended March 31, 2014. The following table summarizes the variances included within this decrease:

Increase in depreciation expense and container impairment	$(6,616	)(1)
Change from unrealized gains on interest rate swaps, collars and caps, net for the three months ended March 31, 2014 to unrealized losses on interest rate swaps, collars and caps, net for the three months ended March 31, 2015	(6,517	)(2)
Decrease in gain on sale of containers, net	(2,471	)(3)
Increase in realized losses on interest rate swaps, collars and caps, net	(844	)(4)
Increase in lease rental income	8,602	(5)
Decrease in interest expense	2,794	(6)
Decrease in direct container expense	2,195	(7)
Other	21

	$(2,836)

(1)	The increase in depreciation expense and container impairment was due to a $5,082 increase resulting from an increase in the size of our owned fleet, an increase in impairments of $1,246 to write down the value of containers held for sale to their estimated fair value less cost to sell and an impairment for the three months ended March 31, 2015 of $288 for containers that were economically unrecoverable from lessees in default.
(2)	Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net gain for the three months ended March 31, 2014 to a net loss for the three months ended March 31, 2015 primarily due to an increase in long-term interest rates during the three months ended March 31, 2014 compared to a decrease in long-term interest rates during the three months ended March 31, 2015.
(3)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $116 per unit and a decrease in average gains on sales-type leases of $411 per unit, partially offset by a 8.3% increase in the number of containers sold and a 29.7% increase in the number of containers placed on sales-type leases.
(4)	The increase in realized losses on interest rate swaps, collars and caps, net was due to an increase in average interest rate swap notional amounts of $534,595, partially offset by a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.21 percentage points.
(5)	The increase in lease rental income was primarily due to a 7.7% increase in our owned fleet size and a 3.1 percentage point increase in utilization for our owned fleet, partially offset by a 3.5% decrease in average per diem rental rates.
(6)	Interest expense for the three months ended March 31, 2015 included the write-off of unamortized debt issuance costs of $298 related to the amendment of TMCL IV’s secured debt facility. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 was due to a decrease in average interest rates of 0.77 percentage points, partially offset by an increase in average debt balances of $333,759.
(7)	The decrease in direct container expense was primarily due to an increase in utilization for our owned fleet, partially offset by an increase in the size of our owned fleet and included decreases in storage, maintenance and DPP repair expenses. The decrease in direct container expense also included a decrease in inter-segment sales commissions of $411 paid to our Container Resale segment primarily due to a decrease in average sales proceeds of owned container sales and an increase in inter-segment management fees of $1,385 paid to our Container Management segment primarily due to an increase in the size and improved profitability of the owned fleet. Inter-segment sales commissions and management fees are eliminated in consolidation.

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended March 31, 2015 decreased $282 (-3.7%) compared to the three months ended March 31, 2014. The following table summarizes the variances included within this decrease:

Increase in overhead expense	$(635	)(1)
Increase in long-term incentive compensation expense	(126	)(2)
Increase in amortization expense	(102	)(3)
Increase in management fees	556	(4)
Other	25

	$(282)

(1)	The increase in overhead expense was primarily due to increases in compensation costs, travel costs and information technology costs, partially offset by a decrease in professional fees.
(2)	The increase in long-term incentive compensation expense was primarily due to additional share options and restricted share units that were granted under our 2007 Plan in November 2014.
(3)	The increase in amortization expense was primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.
(4)	The increase in management fees was due to a $1,385 increase in inter-segment management fees received from our Container Ownership segment primarily due to an increase in the size and improved profitability of the owned fleet, partially offset by a $439 decrease in inter-segment acquisition fees received from our Container Ownership segment due to a decrease in the amount of owned container purchases and a $390 decrease in management fees from external customers resulting from a 5.5% decrease in the size of the managed fleet primarily due to our January and July 2014 acquisitions of approximately 37,700 TEU of containers that we previously managed. Inter-segment management fees and acquisition fees are eliminated in consolidation.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended March 31, 2015 decreased $292 (-13.7%) compared to the three months ended March 31, 2014. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(398	)(1)
Increase in amortization expense	(112	)(2)
Bad debt recovery for the three months ended March 31, 2014	(93	)(3)
Increase in overhead expense	(54	)(4)
Change from losses on container trading, net for the three months ended March 31, 2014 to gains on container trading, net for the three months ended March 31, 2015	375	(5)
Other	(10)

	$(292)

(1)	The decrease in management fees was due to a decrease in sales commissions resulting from a $411 decrease in inter-segment sales commissions received from our Container Ownership segment primary due to a decrease in average sales proceeds of owned container sales, partially offset by a $13 increase in sales commissions from external customers primary due to an increase in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.
(2)	The decrease in amortization expense was primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.
(3)	The bad debt recovery for the three months ended March 31, 2014 was due to collections on accounts during the three months ended March 31, 2014 that had previously been included in the allowance for doubtful accounts.
(4)	The increase in overhead expense was primarily due to an increase in travel costs.

(5)	Gains (losses) on container trading, net changed from losses on container trading, net of $235 for the three months ended March 31, 2014 to gains on container trading, net of $140 for the three months ended March 31, 2015. The change was primarily due to an increase average sales margin per container, partially offset by a 26.1% decrease in unit sales resulting from a decrease in the number of trading containers that we were able to source and sell.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended March 31, 2015 decreased $143 (-13.5%) compared to the three months ended March 31, 2014 primarily due to a $114 decrease in corporate overhead expense resulting primary from a decrease in professional fees.

Segment eliminations for the three months ended March 31, 2015 decreased $459 (-36.3%) compared to the three months ended March 31, 2014. This decrease primarily consisted of a $439 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 70% of our direct container expenses for the three months ended March 31, 2015 were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2014 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three months ended March 31, 2015, our non-U.S. dollar operating expenses were spread among 17 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of March 31, 2015, we had cash and cash equivalents of $100,830. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to Textainer Marine Containers II Limited (the “TMCL II Secured Debt Facility”) and TMCL IV (the “TMCL IV Secured Debt Facility”), (4) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility”), TW (the “TW Revolving Credit Facility”) and TAP Funding (the “TAP Funding Revolving Credit Facility”), (5) proceeds from TL’s term loan (the “TL Term Loan”) and (6) proceeds from the issuance of Textainer Marine Container III Limited’s Series 2013-1 and 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds” and “2013-1 Bonds”, respectively). As of March 31, 2015, we had the following outstanding borrowings and borrowing capacities under the TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	Limited by our	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TMCL II Secured Debt Facility	$932,100	$267,900	$1,200,000	$932,100	$6,891	$938,991
TMCL IV Secured Debt Facility	203,500	96,500	300,000	203,500	28,934	232,434
TL Revolving Credit Facility	635,000	65,000	700,000	635,000	65,000	700,000
TW Revolving Credit Facility	147,738	102,262	250,000	147,738	2,504	150,242
TAP Funding Revolving Credit Facility	127,500	22,500	150,000	127,500	25,362	152,862
TL Term Loan	465,800	—	465,800	465,800	—	465,800
2013-1 Bonds (1)	255,765		255,765	255,765		255,765
2014-1 Bonds(2)	288,842	—	288,842	288,842	—	288,842

Total	$3,056,245	$554,162	$3,610,407	$3,056,245	$128,691	$3,184,936

(1)	Current borrowing for the 2013-1 Bonds exclude an unamortized discount of $1,114.
(2)	Current borrowing for the 2014-1 Bonds exclude an unamortized discount of $94.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At March 31, 2015, cumulative earnings of approximately $34,002 would be subject to income taxes of approximately $10,201 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit markets.

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds require us to comply with certain financial and nonfinancial covenants. As of March 31, 2015, we were in compliance with all of the applicable covenants.

On April 29, 2015, TGH’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on TGH’s issued and outstanding common shares, payable on May 27, 2015 to shareholders of record as of May 15, 2015.

Cash Flow

The following table summarizes historical cash flow information for the three months ended March 31, 2015 and 2014:

	Three Months Ended		% Change Between 2015 and 2014
	March 31,
	2015	2014
	(Dollars in thousands)
Net income	$36,376	$60,973	-40.3%
Adjustments to reconcile net income to net cash provided by operating activities	52,597	16,602	216.8%

Net cash provided by operating activites	88,973	77,575	14.7%
Net cash used in investing activities	(137,668)	(133,014)	3.5%
Net cash provided by financing activities	42,573	25,700	65.7%
Effect of exchange rate changes	(115)	31	-471.0%

Net decrease in cash and cash equivalents	(6,237)	(29,708)	-79.0%
Cash and cash equivalents, beginning of year	107,067	120,223	-10.9%

Cash and cash equivalents, end of the period	$100,830	$90,515	11.4%

Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2015 increased $11,398 (14.7%) compared to the three months ended March 31, 2014. The following table summarizes the variances included within this increase:

Increase in net income adjusted for non-cash items	$12,149	(1)
Decrease in gains on sale of containers, net	2,471	(2)
Higher decrease in accrued expenses during the three months ended March 31, 2015 compared to the three months ended March 31, 2014	(3,148	)(3)
Other	(74)

	$11,398

(1)	The increase in net income adjusted for noncash items such as depreciation expense and container impairment, discrete tax benefits for the re-measurement of unrecognized tax benefits, unrealized losses (gains) on interest rate swaps, collars and caps, net and amortization of debt issuance costs and accretion of bond discount was primarily due to a 7.7% increase in our owned fleet size due to the purchase of new and used containers and a 3.1 percentage point increase in utilization for our owned fleet, partially offset by a 3.5% decrease in per diem rental rates.
(2)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $116 per unit and a decrease in average net gains on sales-type leases of $411 per unit, partially offset by a 8.3% increase in the number of containers sold and a 29.7% increase in the number of containers placed on sales-type leases.
(3)	The higher decrease in accrued expenses during the three months ended March 31, 2015 compared to the three months ended March 31, 2014 was primarily due to the timing of payments made.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2015 increased $4,654 (3.5%) compared to the three months ended March 31, 2014 due to a higher amount of cash paid for container and fixed asset purchases and lower proceeds from the sale of containers and fixed assets, partially offset by a higher receipt of payments on direct financing and sales-type leases, net of income earned.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2015 increased $16,873 (65.7%) compared to the three months ended March 31, 2014. The following table summarizes the variances included within this decrease:

Increase in net proceeds from secured debt facilities	$46,500
Decrease in principal payments on bonds payable	25,340
Higher decrease in restricted cash	2,988
Net payments on revolving credit facilities during the three months ended March 31, 2015 compared to net proceeds during the three months ended March 31, 2014	(44,810)
Principal payments on term loan	(9,900)
Debt issuance costs paid during the three months ended March 31, 2015	(1,166)
Decrease in excess tax benefit from share-based compensation awards	(987)
Decrease in proceeds received from the issuance of common shares upon the exercise of share options	(539)
Decrease in capital contributions from noncontrolling interests	(399)
Increase in dividends paid	(154)

$16,873

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of March 31, 2015:

	Payments Due by Twelve Month Period Ending March 31,
	Total	2016	2017	2018	2019	2020	2021 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility	$932,100	$—	$—	$46,605	$93,210	$93,210	$699,075
TMCL IV Secured Debt Facility	203,500	—	—	203,500	—	—	—
TL Revolving Credit Facility	635,000	—	—	635,000	—	—	—
TW Revolving Credit Facility	147,738	—	—	—	—	—	147,738
TAP Funding Revolving Credit Facility	127,500	—	—	—	127,500	—	—
TL Term Loan	465,800	31,600	31,600	31,600	31,600	339,400	—
2013-1 Bonds(1)	255,765	30,090	30,090	30,090	30,090	30,090	105,315
2014-1 Bonds(2)	288,842	30,140	30,140	30,140	30,140	30,140	138,142
Interest on obligations (3)	301,352	64,853	62,141	52,303	37,664	27,432	56,959
Interest rate swap and collar payables (4)	34,963	11,146	9,001	7,558	4,802	1,695	761
Office lease obligations	22,845	1,465	1,464	1,775	1,826	1,855	14,460
Container contracts payable	84,596	84,596	—	—	—	—	—

Total contractual obligations	$3,500,001	$253,890	$164,436	$1,038,571	$356,832	$523,822	$1,162,450

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $1,114.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $94.
(3)	Assuming an estimated current interest rate of London InterBank Offered Rate (“LIBOR”) plus a margin, which equals an all-in interest rate of 2.14%.
(4)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.18%, for all periods, for all interest rate contracts outstanding as of March 31, 2015.

Off Balance Sheet Arrangements

As of March 31, 2015, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2014 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2014 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2014 Form 20-F.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the three months ended March 31, 2015, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2014 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive income.

The notional amount of the interest rate swap agreements was $1,196,033 as of March 31, 2015, with termination dates between July 15, 2015 and July 15, 2023. Through the interest rate swap agreements we have obtained fixed rates between 0.41% and 1.99%. The net fair value liability of these agreements was $6,652 and $651 as of March 31, 2015 and December 31, 2014, respectively.

The notional amount of the interest rate collar agreements was $79,311 as of March 31, 2015, with termination dates between April 15, 2019 and March 15, 2023.

The notional amount of the interest rate cap agreements was $673,260 as of March 31, 2015, with termination dates between April 15, 2015 and March 20, 2016.

Based on the debt balances and derivative instruments as of March 31, 2015, it is estimated that a 1% increase in interest rates would result in a decrease in the net fair value liability of interest rate swaps, collars and caps of $26,302, an increase in interest expense of $7,591 and a decrease in realized losses on interest rate swaps, collars and caps, net of $3,146.

Quantitative and Qualitative Disclosures About Credit Risk

For the three months ended March 31, 2015, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2014 Form 20-F.

ITEM 4. RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2014 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2015

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer